Exhibit 99.1

Dear Shareholders,

The fiscal third quarter of 2007 started with the unfortunate termination of our tesmilifene trial, but continued with the advancement of our two other late-stage products: our EGFR-targeting antibody, nimotuzumab and our inhaled delivery fentanyl formulation, AeroLEF™. While these two products aim to benefit patients through differing means, they share a common attribute - both have the potential to be best-in-class in their respective large and fast-growing markets.

Over-expression of the epidermal growth factor receptor (EGFR) is a characteristic of many solid cancer tumours, such as those found in colorectal, breast and lung cancer, and is associated with an increase in metastases and decreased survival. The EGFR is also thought to protect tumour cells from the full effects of radiotherapy and chemotherapy, making these treatments less effective. As a result, it is no surprise that anti-EGFR drugs have proven effective in treating cancer, with the currently approved products in this class generating more than US$1 billion of revenue in 2006 alone.

With the exception of our humanized antibody nimotuzumab, EGFR-targeting drugs in this class generate significant toxicities. So severe are the cases of rash and diarrhea that they seriously impede the adoption of these drugs into front-line cancer treatment regimens. Based on the low incidence of these side effects observed in trials with nimotuzumab (nimotuzumab has undergone numerous clinical trials throughout the world and is approved in China and India for use through other licensees for the drug) we believe it has the potential to become best-in-class as anti-EGFR therapeutics continue to grow in use.

YM is the licensee of nimotuzumab for territories including Europe, North America, Japan and certain other Asian countries. In order to drive progress globally and rapidly, a group of the licensees has been formed that also includes the licensees in India, China and South America, each participant in which may share in a common clinical development pathway for a number of cancers. Daiichi Sankyo Co., Ltd., the Japanese licensee of nimotuzumab, filed and subsequent to the end of the quarter obtained the approval by Japanese regulatory authorities of an IND application to start a Phase I clinical trial of nimotuzumab for the treatment of solid tumours. A Phase III trial as a first-line therapy for pediatric pontine glioma is being conducted by Oncoscience AG in Germany, for which they anticipate enrollment will be completed during the first half of this year. At the same time, YM is in the planning stages of a Phase II study for the same indication in the United States and Canada. We also anticipate filing an IND for a Phase II trial to evaluate nimotuzumab for the treatment of colorectal cancer in the immediate future.

During the quarter, we also continued to drive forward the development of AeroLEF™, our proprietary, patient-controlled inhaled-delivery composition of free and liposome-encapsulated fentanyl for the treatment of moderate to severe pain. The market for products that deliver fentanyl is large and novel fentanyl products that improve pain-management have rapidly gained market share. We believe the combination of attributes of AeroLEF™ - its rapid onset of relief, long duration of activity, and ability to be patient controlled - is unique and provides it with best-in-class potential.

Subsequent to the end of the fiscal third quarter, we announced that AeroLEF™ had met the primary endpoint in its randomized, placebo-controlled Phase IIb trial enrolling opioid-naïve patients with post-operative pain following orthopedic surgery. AeroLEF™ demonstrated a statistically significant difference in pain relief and pain intensity from placebo (p=0.0194). The results were highly encouraging for the future development of AeroLEF™ and will be used to inform the design of YM’s planned Phase II trial for the U.S., for which we anticipate filing an IND shortly, as well as the eventual Phase III trial.

The development of these two compounds simultaneously reduces risk for shareholders by increasing our opportunities for success. As defined by our business model, we remain committed to evaluating additional assets to enhance our product pipeline while ensuring clinical momentum is sustained with our lead products, further mitigating risk. We maintain a solid financial position that will allow us to meet these objectives.

In closing, I would like to thank all of our shareholders and staff for your continued support, and look forward to providing regular updates on our progress.

Sincerely,

David Allan
Chairman and CEO

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months and nine months ended March 31, 2007

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the three months and nine months ended March 31, 2007 and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements for the fiscal years ended June 30, 2006 and June 30, 2005 and notes thereto.

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP) for interim financial statements. All amounts presented are in Canadian dollars unless otherwise stated. These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our unaudited consolidated interim financial statements, are set out in Note 10 to the unaudited consolidated interim financial statements for the three months and nine months ended March 31, 2007

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference and that address activities, events or developments that we expect or anticipate may or will occur in the future are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements, which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk and Uncertainties" in this MD&A, some of which are beyond our control, which may cause actual results, levels of activity and achievements to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained herein, and such statements are expressly qualified by this cautionary statement. See "Risk and Uncertainties".

OVERVIEW OF BUSINESS

YM BioSciences Inc. (the “Company”) is a development stage company engaged in the licensing and commercialization of drug products and technologies from original research. The Company evaluates drug projects, technologies, and products and the prospective markets for them and obtains, as appropriate, a license for the further development and marketing of the products.

The Company expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and progressing them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Company has rights.

The Company will incur expenditures either directly or pursuant to agreements with certain partners, on behalf of joint ventures. These will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners; and the negotiation and completion of out-licensing arrangements for the licensed products.

The Company does not have its own manufacturing facilities but it may participate in ownership of manufacturing facilities and the marketing of the products if appropriate opportunities are available.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three months ended March 31,			Nine months ended March 31,
	2007	2006	Change	2007	2006	Change
Out-licensing revenue	$1,175,533	$498,861	$676,672	$3,232,357	$966,611	$2,265,746
Interest income	809,174	185,595	623,579	2,505,559	510,082	1,995,477

Expenses:
Licensing and product development	7,318,303	4,682,093	2,636,210	23,649,274	14,268,746	9,380,528
General and administrative	1,721,673	1,876,575	(154,905)	5,553,538	4,558,347	995,191
Impairment	1,829,538	-	1,829,538	1,829,538	-	1,829538

Loss for the period	8,929,074	5,772,479	3,156,595	26,980,402	17,232,617	9,747,785
Deficit, beginning of period,	104,617,829	72,212,032	32,405,797	86,566,501	60,751,894	25,814,607

Deficit, end of period	$113,546,903	$77,984,511	$35,562,392	$113,546,903	$77,984,511	$35,562,392

Basic and diluted loss per common share	$0.16	$0.13	$0.03	$0.48	$0.42	$0.06

Total Assets	$87,783,980	$71,462,602	$16,321,378	$87,783,980	$71,462,602	$16,321,378

RESULTS OF OPERATIONS

Out-licensing Revenue
Revenue from out-licensing has increased by $677K and $2.266M respectively in the three and nine month period ended March 31, 2007 compared to the same period in the prior year as a result of two out-licensing agreements entered into since March 31, 2006. The most significant agreement, signed with Daiichi Pharmaceutical Co., Ltd. in July 2006, licensed the commercial rights for Nimotuzumab for the Japanese market and included a non-refundable up-front payment from Daiichi to the Company of $16.227M. This initial license fee has been recorded as deferred revenue and is being recognized over the estimated period of collaboration required.

During the quarter the estimated period of collaboration for Tesmilifene out-licensing contracts was extended to January 2013. The duration of the collaboration period required to achieve the next milestone has been extended. This has resulted in a $21K decrease of revenue recognized for tesmilifene related licensing agreements to $33K for the three months ended March 31, 2007 compared to the three months ended December 31, 2006.

Interest Income
Interest income in the third quarter of fiscal 2007 has increased by $624K compared to the same quarter in fiscal 2006. For the nine month period ended March 31, 2007 interest income increased by $ 1.995M compared to the same period last year. This can be mainly attributed to the significant increase in cash which resulted from the prospectus-based offering in February 2006, the acquisition of Eximias Pharmaceutical Corporation (Eximias) in May 2006, and the licensing payment from Daiichi pursuant to the agreement signed in July 2006.

Licensing and Product Development Expenses
Licensing and product development expenses for the three months ended March 31, 2007 increased by $4.466M and for the nine months ended March 31, 2007 increased by $11.210M over the same periods last year.

Employee compensation relating to licensing and product development has increased by $1.543M for the three month period ended March 31, 2007 compared to the same period in the prior year. The increase is partly attributed to salaries and bonuses related to employees who joined YM as part of the Eximias acquisition in May 2006. Also, during the quarter the Company incurred expenses with respect to the termination of certain U.S. executives in February 2007. Compensation expense increase by $4.225M for the nine month period ended March 31, 2007 compared to the same periods in the prior year for the same reasons.

Total amortization with respect to intangible assets totaled $387K for the quarter compared to $264K for the same period in the prior year. Year-to-date amortization charges ended March 31, 2007 totaled $1.653M compared to $760K for the same period in fiscal 2006.

Tesmilifene
Costs related to development activities for tesmilifene for the three month period ended March 31, 2007 increased by $203K to $2.934M compared to $2.732M for the comparable period last year. On January 30, 2007, the Company terminated the Phase III trial based on the advice of the independent Data Safety Monitoring Board. Current costs for the quarter mainly pertain to closing down the trial and the settlement of holdback amounts from the original contract for the trial. Year-to-date costs have decreased by $1.903M to $6.827M compared to $8.730M for the same period in the prior year. The year-to-date decrease is a result of reduced costs associated with the Phase III clinical trial.

AeroLEF™
Costs associated with development activities for AeroLEF™ increased by $275K for the three months ended and by $549K for the nine months ended March 31, 2007 due to additional costs associated with the Phase IIb Clinical Trial.

Nimotuzumab
Costs associated with development activities for Nimotuzumab decreased by $797K compared to the same quarter in the prior year to $374K for the quarter ended March 31, 2007. However, for the nine months ended March 31, 2007 costs have increased by $2.380M from fiscal 2006 to $5.274M. This is a result of additional pre-clinical and clinical studies being conducted in Cuba in fiscal 2007 compared to fiscal 2006.

General and Administrative Expenses
General and administrative expenses have decreased by approximately $155K for the three months ended March 31, 2007 compared to the same period in the prior year. This is mainly due to a decrease in stock based compensation expense of $204K. General and administrative expenses have increased by $995K for the nine month period ended March 31, 2007 over the comparable period in the prior year. This resulted primarily from increased salaries and bonuses, from the addition of employees since March 2006. Stock-based compensation increased by $238K from $1.195M to $1.433M for the nine month period ended March 31, 2007 compared to the same periods in fiscal 2006 resulting from the issuance of stock options to employees in May 2006, and to new hires upon beginning their employment with the Company.

Impairment of Intangible Asset
On February 1, 2007 the Company recorded an impairment for the unamortized portion of the workforce intangible asset that was acquired in the Eximias acquisition on May 9, 2006. After the termination of the Phase III DEC trial in metastatic breast cancer, management re-evaluated the workforce intangible and determined it to be impaired because it is no longer a probable future economic benefit. This resulted in a write-down of $1.830M, the net book value of the asset on the day of impairment.

SUMMARY OF QUARTERLY RESULTS

	Revenue	Net Loss	Basic and diluted loss per Common Share
March 31, 2007	$1,175,533	$8,929,074	$0.16
December 31, 2006	$1,997,799	$8,352,471	$0.15
September 30, 2006	$1,755,410	$9,698,858	$0.17
June 30, 2006	$1,072,000	$8,581,990	$0.16
March 31, 2006	$684,456	$5,772,479	$0.13
December 31, 2005	$549,230	$5,536,292	$0.14
September 30, 2005	$243,007	$5,923,846	$0.15
June 30, 2005	$258,787	$6,482,670	$0.18

Revenue has increased steadily over the last eight quarters as a result of new out-licensing agreements with third parties and interest earned from increased cash and short-term investments resulting from the prospectus-based offering in February 2006, the acquisition of Eximias Pharmaceutical Corporation (Eximias) in May 2006, and the licensing payment from Daiichi pursuant to the agreement signed in July 2006. However, development activity has also increased.

LIQUIDITY AND CAPITAL RESOURCES

Since inception the Company has financed the evaluation, licensing, and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company's long-term liquidity depends on its ability to out-license its products or to access the capital markets, and both of which will depend substantially on results of the product development programs.

The Company's cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for the licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

The financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations. The Company’s ability to continue as a going concern has always been dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. The financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.

On February 16, 2006, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 9,436,471 shares at a price of $4.91 (US$4.25) for total gross proceeds of $46.305M (US$40.105M). Net proceeds after costs amounted to approximately $42.623M. The Company intends to use the net proceeds to fund drug development activities not related to Cuban originated products or for general corporate purposes not related to the Cuban licensed products and technologies. The Company’s Cuban originated products and technologies are all related to nimotuzumab. As at March 31, 2007, the remaining restricted proceeds were approximately $15.038M and unrestricted cash and short-term deposits totaled approximately $69.307M.

On May 9, 2006, with the acquisition of Eximias, the Company obtained approximately $34.5M in cash and an experienced workforce in exchange for approximately 5.6 million common shares. Of the total purchase price paid, $3.3M comprised of 474,657 common shares valued at $3.0M and $300K in cash will be held in escrow for one year, until May 9, 2007, to satisfy any claims arising out of the representations and warranties made by Eximias in the transaction. On February 1, 2007 the Company recorded an impairment for the unamortized portion of the workforce intangible asset that was acquired in the Eximias acquisition on May 9, 2006. After the termination of the Phase III DEC trial in metastatic breast cancer, management re-evaluated the workforce intangible and concluded that there is no longer a foreseeable future benefit.

As at March 31, 2007 the Company had cash and cash equivalents and short-term deposits totaling $81.216M and payables and accrued liabilities totaling $3.675M compared to $88,341M and $3.718M respectively at June 30, 2006.

Taking into consideration the restricted and unrestricted cash and short-term deposits, management believes that the cash and short-term deposits at March 31, 2007 are sufficient to support the Company’s activities beyond the next 12 months.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company fully consolidates a joint venture in which it is considered the primary beneficiary; as such, the Company has expensed 100% of the cost of operations and cash flows of this entity.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future. As of March 31, 2007 no amounts are owing and the amount of future fees is not determinable.

In March 2004 the Company began a Phase III clinical trial with tesmilifene in metastatic and recurrent breast cancer. On March 10, 2004, the Company entered into a clinical research services agreement with a contract research organization ("CRO") to conduct the trial and they contracted with others to perform services and to recruit and treat patients. The contract is payable over the term of the trial and payments due are dependent on the number of patients recruited, number of countries involved, the length of time over which the clinical trial is conducted and the time for completion. The Company is liable for certain payments of clinical services costs, data management costs and pass through costs. On January 30, 2007, the Company terminated the Phase III trial based on the advice of the independent Data Safety Monitoring Board.

The Company has also planned a similar pharmacokinetic clinical trial evaluating tesmilifene with taxotere. In June 2005 the Company entered into a contract with a CRO in the amount of £344K ($707K). Either party may cancel the contract with 30 days’ notice. If the Company cancels, it would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price. Recruitment has begun and the trial is ongoing. The utility of this trial, together with all other aspects of Tesmilifene is currently under review.

In September 2005 the Company inlicensed certain technologies and committed to financial consideration of up to $700K depending upon the outcome of certain clinical results. This commitment consists of a combination of an initial fee and contingent milestone payments. The Company has also committed to royalty payments based on net sales revenue related to this license. At September 30, 2005 the initial fee of $100K of the commitment was settled through the issuance of 26,316 common shares of the Company valued at $3.80 per share and was recognized as a product development expense.

In February 2007 the Company entered into a clinical trial management services contract relating to a clinical trial for AeroLEF™ at an expected cost of $261K. Either party may cancel the contract with 30 days notice. If the Company cancels, it would pay for cost to date plus a penalty equal to 5% of the remainder of the contract price.

In addition to the above, the Company has entered into contracts for pre-clinical and other studies totaling approximately $5.890M of which approximately $2.0M has not been paid or accrued as at March 31, 2007.

The Company plans to expend funds to continue the clinical development of nimotuzumab and AeroLEF™. There are also ongoing activities directed at out-licensing commercial rights for these products.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company's business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective investors should give careful consideration to the risk factors contained under “Risk Factors” in the Annual Information Form dated September 21, 2006 in respect of the fiscal year ended June 30, 2006. These risk factors include: (i) the Company being in an early stage of development; (ii) the Company’s lack of revenue and history of losses; (iii) risks of pre-clinical and clinical testing; (iv) the inability of the Company to obtain, protect and use patents and other proprietary rights; (v) the Company’s dependence on collaborative partners; (vi) the uncertain ability of the Company to keep abreast of rapid technological change; (vii) the inability of the Company to succeed against competition; (viii) the Company’s lack of manufacturing experience; (ix) the Company’s reliance on key personnel; (x) product liability and the Company’s ability to maintain insurance; (xi) the Company’s possible inability to maintain licenses; (xii) the Company’s reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) possible volatility of the share price; and (xvii) international taxation.

OUTLOOK

YM is the licensee of nimotuzumab for territories including Europe, North America, Japan and certain other Asian countries. In order to drive progress globally and rapidly, a group of the licensees has been formed that also includes the licensees in India, China and South America, each participant in which may share in a common clinical development pathway for a number of cancers. Daiichi Sankyo Co., Ltd., the Japanese licensee of nimotuzumab, filed and subsequent to the end of the quarter obtained the approval by Japanese regulatory authorities of an IND application to start a Phase I clinical trial of nimotuzumab for the treatment of solid tumours. A Phase III trial as a first-line therapy for pediatric pontine glioma is being conducted by Oncoscience AG in Germany, for which they anticipate enrollment will be completed during the first half of this year. At the same time, YM is in the planning stages of a Phase II study for the same indication in the United States and Canada. We also anticipate filing an IND for a Phase II trial to evaluate nimotuzumab for the treatment of colorectal cancer in the immediate future.

During the quarter, we also continued to drive forward the development of AeroLEF™, our proprietary, patient-controlled inhaled-delivery composition of free and liposome-encapsulated fentanyl for the treatment of moderate to severe pain. The market for products that deliver fentanyl is large and novel fentanyl products that improve pain-management have rapidly gained market share. We believe the combination of attributes of AeroLEF™ - its rapid onset of relief, long duration of activity, and ability to be patient controlled - is unique and provides it with best-in-class potential.

Subsequent to the end of the fiscal third quarter, we announced that AeroLEF™ had met the primary endpoint in its randomized, placebo-controlled Phase IIb trial enrolling opioid-naïve patients with post-operative pain following orthopedic surgery. AeroLEF™ demonstrated a statistically significant difference in pain relief and pain intensity from placebo (p=0.0194). The results were highly encouraging for the future development of AeroLEF™ and will be used to inform the design of YM’s planned Phase II trial for the U.S., for which we anticipate filing an IND shortly, as well as the eventual Phase III trial.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Annual Financial Statements. Significant policies and estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectibility is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated remaining period of collaboration required.

Intangible assets
The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of DELEX in May 2005 and workforce acquired on the acquisition of Eximias in May 2006. The intangible assets are amortized on a straight-line basis over the estimated useful life of seven years for technologies acquired and of two years for workforce from the date of acquisition. The carrying values of the intangible assets are reviewed annually, and on the occurrence of a significant event, to determine if there has been impairment in their value. When the workforce was acquired, the value was capitalized as an intangible asset because the Company anticipated the value of this asset would be realized when tesmilifene was out-licensed or taken to market in the USA. With the failure of the DEC trial, that value has disappeared. Therefore, on February 1, 2007 the Company recorded an impairment for the unamortized portion of the workforce intangible asset that was attained in the Eximias acquisition on May 9, 2006 as there is no longer a probable future economic benefit.

Research and development costs
The Company does not engage in scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

Variable interest entity
The Company has a majority interest in a joint venture that is funded entirely by the Company. This joint venture is classified as a variable interest entity since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

Stock-based compensation
In fiscal 2005, the Company adopted the fair value-based method of accounting for stock-based compensation and retroactively applied this method to all employee stock options granted on or after July 1, 2002, and restated prior periods. The Company expenses all stock based payments using the fair value method and uses the Black-Scholes Option Pricing Model in estimating the fair value. Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options. Such estimates affect the fair value determined by the option pricing model.

Income tax valuation allowance
The Company and its joint ventures have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credit. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheets.

DISCLOSURE CONTROLS AND PROCEDURES

The chief executive officer and the chief financial officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Multilateral Instrument 52-109-Certification of Disclosure in Issuer's Annual and Interim Filings) as of June 30, 2006 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the quarter ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has assessed the design of internal controls over financial reporting as at June 30, 2006, and based on that assessment determined that internal controls over financial reporting were designed effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No changes were made to the design of the Company’s internal controls over financial reporting during the quarter ended March 31, 2007, that have materially affected, or are reasonably likely to materially affect, the design of our internal controls over financial reporting.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal controls over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

OTHER MD&A REQUIREMENTS

Share Data as at March 31, 2007:	Outstanding	Number
Common shares	$172,921,153	55,835,356
Warrants	$4,553,308	8,972,277
Note 1:  If all warrants were to be exercised, 8,972,277 shares would be issued for an aggregate consideration of $25,921,997.
Note 2:  In addition to the 55,835,356 shares outstanding, 2,380,953 shares are held in escrow to be released contingent upon the completion of certain milestones. They are valued and accounted for when they are released from escrow.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com .

Dated: May 10, 2007

Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Three months and nine months ended
March 31, 2007 and 2006
(Unaudited)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	March 31, 2007	June 30, 2006
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents (note 2)	$11,187,001	$2,735,317
Short-term deposits (note 2)	70,029,429	85,606,117
Accounts receivable	576,080	2,214,775
Prepaid expenses	256,288	318,338
	82,048,798	90,874,547
Capital assets	349,397	304,985
Intangible assets (note 4)	5,385,785	8,868,528
	$87,783,980	$100,048,060
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$2,007,284	$2,367,042
Accrued liabilities	1,667,854	1,350,923
Deferred revenue (note 7)	4,641,748	738,297
	8,316,886	4,456,262
Deferred revenue (note 7)	10,165,817	844,275
Shareholders' equity:
Share capital (note 9)	172,921,153	172,771,544
Share purchase warrants (note 6)	4,553,308	4,597,988
Contributed surplus	5,373,719	3,944,492
Deficit accumulated during the development stage	(113,546,903)	(86,566,501)
	69,301,277	94,747,523
Basis of presentation (note 1)
Commitments (note 8)
	$87,783,980	$100,048,060

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations
(Expressed in Canadian dollars)

	Three Months ended March 31,		Nine months ended March 31,		Period from inception on August 17, 1994 to March 31,
	2007	2006	2007	2006	2007
	(Unaudited)		(Unaudited)		(Unaudited)
Revenue (note 7)	$1,175,533	$498,861 $	3,232,357	$966,611	$5,131,512
Interest income	809,174	185,595	2,505,559	510,082	7,395,408
	1,984,707	684,456	5,737,916	1,476,693	12,526,920
Expenses:
General and administrative	1,721,673	1,876,575	5,553,538	4,558,347	34,661,737
Licensing and product development	7,318,303	4,682,093	23,649,274	14,268,746	85,687,188
Impairment	1,829,538	-	1,829,538	-	1,829,538
	10,869,514	6,558,668	31,032,350	18,827,093	122,178,463
Loss before the undernoted	(8,884,807)	(5,874,212)	(25,294,434)	(17,350,400)	(109,651,543)
Gain (loss) on foreign exchange	(44,267)	101,733	(17,193)	117,783	(237,823)
Loss on sale of marketable securities	-	-	-	-	(1,191,329)
Loss before income taxes	(8,929,074)	(5,772,479)	(25,311,627)	(17,232,617)	(111,080,695)
Income taxes	-	-	1,668,775	-	1,676,075
Loss for the period	$(8,929,074)	$(5,772,479) $	(26,980,402)	$(17,232,617)	$(112,756,770)
Basic and diluted loss per common share	$(0.16)	$(0.13) $	(0.48)	$(0.42)
Weighted average number of common shares outstanding, excluding 2,380,953 common shares held in escrow for contingent additional payment related to the Delex acquisition	55,819,986	44,009,338	55,794,483	40,613,971

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)

	Three months ended		Nine months ended		Period from inception on August 17, 1994 to
	March 31,		March 31,		March 31,
	2007	2006	2007	2006	2007
	(Unaudited)		(Unaudited)		(Unaudited)
Deficit, beginning of period	$(104,617,829)	$(72,212,032)	$(86,566,501)	$(60,751,894)	$-
Cost of purchasing shares for cancellation in excess of book value	-	-	-	-	(790,133)
Loss for the period	(8,929,074)	(5,772,479)	(26,980,402)	(17,232,617)	(112,756,770)
Deficit, end of period	$(113,546,903)	$(77,984,511)	$(113,546,903)	$(77,984,511)	$(113,546,903)

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Nine months ended		1994 to
	March 31,		March 31,		March 31,
	2007	2006	2007	2006	2007
	(Unaudited)		(Unaudited)		(Unaudited)
Cash provided by (used in):
Operating activities:
Loss for the period	$(8,929,074)	$(5,772,479)	$(26,980,402)	$(17,232,617)	$(112,756,770)
Items not involving cash:
Amortization of capital assets	27,410	16,151	78,109	41,320	409,791
Amortization of intangible assets	387,104	263,715	1,653,205	760,086	3,060,123
Impairment of intangible asset	1,829,538	-	1,829,538	-	1,829,538
Loss on sale of marketable securities	-	-	-	-	1,191,329
Stock-based employee compensation	440,965	644,676	1,433,550	1,195,417	5,870,112
Stock-based consideration		-	-	100,000	292,750
Warrants-based consideration	-	54,775	-	54,775	54,775
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	1,025,781	442,277	1,700,745	388,507	196,354
Accounts payable, accrued liabilities and deferred revenue	391,221	1,417,075	13,182,165	1,093,402	15,241,060
	(4,827,055)	(2,933,810)	(7,103,090)	(13,599,110)	(84,610,938)
Financing activities:
Issuance of common shares on exercise of warrants	87,500	2,912,559	89,375	3,098,474	4,371,555
Repayment of debenture	-	-	-	-	(1,469,425)
Net proceeds from issuance of shares and warrants		42,622,618		42,622,618	123,276,729
Issuance of common shares on exercise of options	11,232	546,108	11,232	768,358	2,516,246
Redemption of preferred shares	-	-	-	-	(2,630,372)
Purchase of shares for cancellation	-	-	-	-	(1,029,679)
	98,732	46,081,285	100,607	46,489,450	125,035,054
Investing activities:
Purchase of short-term deposits, net	(4,494,783)	(52,105,786)	15,576,688	(22,223,314)	(69,835,504)
Proceeds on sale of marketable securities					1,404,450
Additions to capital and intangible assets	(54,244)	(40,833)	(122,521)	(51,551)	(572,674)
	(4,549,027)	(52,146,619)	15,454,167	(22,274,865)	(69,003,728)
Increase (decrease) in cash and cash equivalents	(9,277,350)	(8,999,144)	8,451,684	10,615,475	(28,579,612)
Cash assumed on acquisitions	-	-	-	-	39,766,613
Cash and cash equivalents, beginning of period	20,464,351	20,300,992	2,735,317	686,373	-
Cash and cash equivalents, end of period	$11,187,001	$11,301,848	$11,187,001	$11,301,848	$11,187,001
Supplemental cash flow information:
Non-cash items:
Issuance of shares from escrow on Delex acquisition	$-	$-	$-	$1,464,284	$11,326,981
Issuance of common shares on Eximias acquisition	-	-	-	-	35,063,171
Issuance of common shares in exchange for licensed patents	-	-	-	100,000	100,000

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2007 and 2006
(Unaudited)

1.    Basis of presentation:

These unaudited interim consolidated financial statements of YM BioSciences Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial statements, which, except as described in note 10 conform in all material respects to accounting principles generally accepted in the United States ("United States GAAP"). Accordingly, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended June 30, 2006. These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended June 30, 2006.

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which in the opinion of management, are necessary for a fair presentation of the results for the interim period presented. Operating results for the three months and nine months ended March 31, 2007 are not necessarily indicative of the results of operations that may be expected for the year ending June 30, 2007.

These unaudited interim consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and accordingly will be able to realize its assets and discharge its liabilities in the normal course of operations. Since inception the Company has concentrated on licensing and product development. It has had no net earnings, minimal revenue and negative operating cash flows, and has financed its activities through the issuance of shares and warrants. The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. These unaudited interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2007 and 2006
(Unaudited)

1.    Basis of presentation (continued):

Taking into consideration the restricted and unrestricted cash and short-term deposits detailed in note 2 of the unaudited interim consolidated financial statements, management believes that the Company has sufficient cash resources to fund its future operations beyond the next twelve months.

2.    Cash and cash equivalents and short-term deposits:

As a condition of the February 16, 2006 issuance of common shares, the Company will use the net proceeds of $42,622,618 raised to fund drug development activities not related to Cuba or for general corporate purposes not related to the Cuban licensed products and technologies. As at March 31, 2007, the remaining restricted proceeds were $15,037,501.

Management believes that their unrestricted cash and short-term deposits at March 31, 2007 of $69,307,349 are sufficient to fund future activities related to products licensed from Cuba during and beyond the next twelve months.

The Company's short-term deposits consist of highly liquid deposit certificates held to maturity, with terms extending beyond 90 days from the date of acquisition.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2007 and 2006
(Unaudited)

3.    Acquisition:

Acquisition of Eximias:

On May 9, 2006 the Company completed the acquisition of the common shares of Eximias, a privately held development stage company in the United States. In accordance with Canadian GAAP the acquisition was accounted for as a purchase of assets. The assets and liabilities of Eximias have been included in the financial statements of the Company from May 9, 2006, the date of acquisition. The Company has completed its review of the fair values at acquisition and has assessed the fair values as of the date of acquisition as follows:

Assets acquired:
Cash	$38,037,072
Short-term deposits	193,925
Capital assets	84,513
Prepaid expenses	109,101
Workforce	2,927,261
41,351,872
Liabilities assumed:
Accrued expenses	(2,432,679)
Obligations under capital leases	(9,116)
(2,441,795)
Net assets acquired	$38,910,077
Consideration given:
5,630,648 common shares	$35,063,171
Cash	3,496,906
Acquisition costs	350,000
$38,910,077

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2007 and 2006
(Unaudited)

3.    Acquisition (continued):

Of the total purchase price paid, $3,300,000 comprised of 474,657 common shares valued at $3,000,000 and $300,000 in cash, were held in escrow for one year until May 9, 2007 to satisfy any claims arising out of the representations and warranties made by Eximias in the transaction. As no claims arose relating to those shares referred to above, the full amount was released from escrow on May 9, 2007.

The fair value of the Company's common shares issued is based on the average closing price of the common shares two days before, the day of, and two days after May 9, 2006, the closing date of the acquisition.

4.    Intangible assets:

March 31, 2007	Cost	Accumulated amortization	Impairment	Net book value
Acquired technologies	$7,348,185	$1,962,400	$-	$5,385,785
Workforce	2,927,261	1,097,723	1,829,538	-

	$10,275,446	$3,060,123	$1,829,538	$5,385,785

June 30, 2006		Cost	Accumulated amortization	Net book value
Acquired technologies		$7,348,185	$1,162,980	$6,185,205
Workforce		2,927,261	243,938	2,683,323

		$10,275,446	$1,406,918	$8,868,528

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2007 and 2006
(Unaudited)

4.    Intangible assets (continued):

Impairment:

On May 9, 2006 the Company identified the management team who joined the Company as part of the Eximias acquisition as an intangible asset because of the expected future benefits that could be derived with respect to their involvement with the Company's leading product, Tesmilifene.

On January 30, 2007 based on the recommendation of the Data Safety Monitoring Board, the Company stopped the phase III Tesmilifene Clinical Trial based on an interim analysis of 351 events. As a result, the workforce intangible asset was determined to be impaired based on an analysis of the carrying value and projected future cash flows of the asset. The impairment analysis resulted in a write-down of $1,829,538, the net book value of the asset on the day of impairment.

5.    Stock-based compensation:

The Company has granted stock options pursuant to a stock option plan. Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company. The option exercise prices range from $1.75 to $5.75.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Three months ended		Nine months ended
	March 31,		March 31,
	2007	2006	2007	2006
Number of options issued	42,500	556,000	165,000	566,000
Risk-free interest rate	3.94%	4.05%	3.94% - 4.07%	3.80% - 4.05%
Volatility factor	37% - 56%	120%	37% - 56%	120%
Contractual life options	10 years	5 - 10 years	10 years	5 - 10 years
Vesting period (months)	24	24	24	Immediately to 24
Weighted average fair value of options granted	$1.36	$2.24	$1.41	$2.24
Fair value of options	$57,800	$1,245,440	$232,931	$1,267,040

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2007 and 2006
(Unaudited)

5.    Stock-based compensation (continued):

Forfeitures are accounted for on an estimated basis, based on historical trends.

Compensation cost recognized as an expense for the three months and nine months ended March 31, 2007 for stock-based employee compensation awards was $440,965 and $1,433,550 (2006 - $644,676 and $1,195,417), respectively.

The fair value of options granted is being expensed over the vesting period of the options.

Stock options:

The following table reflects the activity under the stock option plan for the three months and nine months ended March 31, 2007 and the share options outstanding at the end of the period:

	Number	Weighted average exercise price
Outstanding, June 30, 2006	4,779,789	$3.78
Granted	55,000	3.37
Cancelled/forfeited	(43,834)	2.71
Outstanding, September 30, 2006	4,790,955	3.72
Granted	67,500	3.49
Cancelled/forfeited	(56,833)	3.49

Outstanding, December 31, 2006	4,801,622	3.78
Granted	42,500	3.54
Cancelled/forfeited	(398,334)	4.67
Exercised	(3,333)	3.37

Outstanding, March 31, 2007	4,442,455	3.70
Exercisable, March 31, 2007	3,055,936	$3.40

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2007 and 2006
(Unaudited)

6.    Share purchase warrants:

The Company has issued warrants for the purchase of common shares, for a specified price for a specific period of time. Nominal value was ascribed to the warrants issued prior to June 30, 2002. Warrants issued after that date have been valued on a relative fair value basis using the Black-Scholes fair value option pricing model. The following table contains information regarding the warrants to acquire common shares outstanding as of March 31, 2007. As of March 31, 2007 all outstanding warrants were exercisable.

	Number	Weighted average exercise price	Amount
Outstanding, June 30, 2006	9,022,777	$2.88	$4,597,988
Exercised	(500)	3.75	(180)

Outstanding, September 30, 2006 and December 31, 2006	9,022,277	2.88	4,597,808
Exercised	(50,000)	1.75	(44,500)

Outstanding, March 31, 2007	8,972,277	2.89	$4,553,308

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2007 and 2006
(Unaudited)

7.     Out-licensing agreements:

The following table reflects out-licensing agreements entered into with third parties for the development of the Company's products:

					Revenue recognized				Period from inception on August 17,
		Initial	Deferred revenue as at		Three months ended		Nine months ended		1994 to
		license	March 31,	June 30,	March 31,		March 31,		March 31,
Date of agreement	Product	fee	2007	2006	2007	2006	2007	2006	2007
November 3, 2006	Tesmilifene	$230,400	$196,000	$-	$15,200	$-	$34,400	$-	$34,400
July 25, 2006	Nimotuzumab	16,226,950	13,522,458	-	1,014,184	-	2,704,492	-	2,704,492
January 20, 2006	Nimotuzumab	1,152,788	672,460	960,657	96,066	96,066	288,197	96,066	480,328
August 30, 2005	Nimotuzumab	441,792	193,285	294,529	32,214	36,816	101,244	110,447	248,507
January 26, 2005	Tesmilifene	620,311	223,362	327,386	17,869	51,693	104,024	155,078	396,948
July 13, 2004	Nimotuzumab	-	-	-	-	314,286	-	605,020	1,266,837

		$18,672,241	$14,807,565	$1,582,572	$1,175,533	$498,861	$3,232,357	$966,611	$5,131,512

Under the terms of the agreements the Company continues to be involved in the development of its product and is not required to fund any development in the licensed territory. The agreements also entitle the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product. Initial license fee revenue is non-refundable and is deferred and recognized over the estimated period of collaboration required.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2007 and 2006
(Unaudited)

8. Commitments:

In February 2007 the Company entered into a clinical trial management services contract relating to a clinical trial for AeroLEFTM at an expected cost of $261,000. Either party may cancel the contract with 30 days notice. If the Company cancels, it would pay for cost to date plus a penalty equal to 5% of the remainder of the contract price.

In addition to the above and clinical research services contracts disclosed in note 14 of the June 30, 2006 annual consolidated financial statements, the Company has entered into contracts for preclinical and other studies which through to March 31, 2007 total $5,885,383, and for which $2,019,951 has not been paid or accrued.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2007 and 2006
(Unaudited)

9.    Share capital:

      Issued:

	Number of
	shares	Amount
Common shares:
Issued on incorporation, August 17, 1994	7	$1
Issued to founding shareholders during fiscal 1996	4,204,250	224,457
Issued on private placement, August 1996	125,009	10,000
Issued on exercise of special warrants, June 1997	4,484,613	13,167,901
Issued on private placement, August 1997	272,250	1,139,366
Issued on private placement, March/April 2000	3,813,840	15,366,701
Issued on exercise of stock options, May 2000	23,125	75,156
Issued pursuant to licensing agreement, November 2000	50,000	450,000
Issued pursuant to a licensing agreement, October 2001	25,000	225,000
Conversion of preferred shares, June 12, 2003	4,462,800	14,080,858
Shares repurchased for cancellation	(19,000)	(10,336)
Balance, June 30, 2003	17,441,894	44,729,104
Shares repurchased for cancellation	(169,900)	(73,675)
Issued on the exercise of special warrants, February 2004	10,895,658	13,321,181
Issued on exercise of stock options	23,000	44,375
Issued on exercise of warrants	118,939	320,929
Issued on exercise of compensation options	375,000	1,500,000
Balance, June 30, 2004	28,684,591	59,841,914
Shares repurchased for cancellation	(300,500)	(206,577)
Issued on exercise of special warrants, September 30, 2004	6,601,588	17,390,826
Issued on exercise of options	61,110	166,540
Issued on exercise of warrants	124,801	432,402
Issued on acquisition of Delex, May 2, 2005	3,412,698	9,862,697
Balance, June 30, 2005	38,584,288	87,487,802
Issued on exercise of options	395,967	1,286,170
Issued on exercise of warrants	1,311,008	4,397,499
Issued from escrow pursuant to Delex acquisition agreement	396,825	1,464,284
Issued pursuant to licensing agreement	26,316	100,000
Issued pursuant to public offering, February 2006	9,436,471	42,622,618
Issued on acquisition of Eximias, May 9, 2006	5,630,648	35,413,171
Balance, June 30, 2006	55,781,523	172,771,544
Issued on exercise of warrants	500	2,055
Balance, September 30, 2006 and December 31, 2006	55,782,023	172,773,599
Issued on exercise of options	3,333	15,554
Issued on exercise of warrants	50,000	132,000
Balance, March 31, 2007	55,835,356	$172,921,153

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2007 and 2006
(Unaudited)

10.   Canadian and United States generally accepted accounting policy differences:

The unaudited interim consolidated financial statements of the Company as at and for the three months and nine months ended March 31, 2007 and 2006 are prepared in accordance with Canadian GAAP for interim financial reporting, which differ in certain respects from United States GAAP. The following items present the impact of material differences between Canadian GAAP and United States GAAP on the Company's unaudited interim consolidated financial statements as at March 31, 2007 and for the three months and nine months ended March 31, 2007 and 2006.

The significant differences affecting the unaudited interim consolidated financial statements are consistent with those listed in note 16 of the June 30, 2006 annual consolidated financial statements and are as noted below:

(a)  Development stage enterprise:

United States GAAP requires certain additional disclosures for development stage enterprises. These require cumulative amounts from the enterprise's inception to be presented. For ease of presentation, these disclosures have been disclosed in the unaudited interim consolidated statements of operations and deficit and cash flows and notes 7 and 9 to the unaudited interim consolidated financial statements as appropriate.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2007 and 2006
(Unaudited)

10.    Canadian and United States generally accepted accounting policy differences (continued):

(b)  Consolidated statements of operations and deficit:

The following table reconciles loss for the period as reported in the unaudited interim consolidated statements of operations and deficit reported under Canadian GAAP to what would have been reported had the unaudited interim consolidated financial statements been prepared in accordance with United States GAAP.

	Three months ended March 31,		Nine months ended March 31,
	2007	2006	2007	2006
Loss for the period, based on Canadian GAAP	$(8,929,074)	$(5,772,479)	$(26,980,402)	$(17,232,617)
Reversal of capitalization of acquired technologies (ii)	-	-	-	(1,562,284)
Amortization of acquired technologies (ii)	265,138	263,715	799,421	760,086
Loss for the period and comprehensive loss based on United States GAAP	$(8,663,936)	$(5,508,764)	$(26,180,981)	$(18,034,815)
Basic and diluted loss per share (iii)	$(0.16)	$(0.13)	$(0.47)	$(0.44)
Weighted average number of common shares outstanding	55,819,986	44,009,338	55,794,483	40,613,971
Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex	2,380,953	2,380,953	2,380,953	2,380,953

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2007 and 2006
(Unaudited)

10.    Canadian and United States generally accepted accounting policy differences (continued):

(i)  Under Canadian GAAP the Company has applied the fair value-based method of accounting for stock options granted to employees for options granted on or after July 1, 2002. Effective July 1, 2005 the Company adopted the fair value-based method of accounting for stock options granted to employees and directors as required by Financial Accounting Standards Board ("FASB") Statement No. 123R in accordance with the modified prospective application method. Accordingly, the Company has applied the fair value-based method to all employee stock options granted on or after July 1, 2005. Additionally, compensation cost for awards granted in prior periods for which the requisite service has not been rendered as of July 1, 2005 will be recognized in the statement of operations as the requisite service is rendered. As there were no unvested awards as of July 1, 2005 that had been granted prior to July 1, 2002, there is no difference in the compensation expense recognized by the Company under Canadian GAAP and United States GAAP for the three months and nine months ended March 31, 2007 and 2006.

Additional stock-based compensation disclosures required under United States GAAP:

As of March 31, 2007 total compensation cost related to non-vested awards not yet recognized is $1,257,310 and the weighted average period over which it is expected to be recognized is 6.5 months.

(ii)  Under United States GAAP, the Company's acquired technologies, which are primarily comprised of patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition in accordance with FASB Statement No. 2, Accounting for Research and Development Costs. The Company's acquired technologies do not have an alternative future use given their specialized nature and limited alternative use. Under Canadian GAAP the acquired technologies are considered to be development assets which are capitalized and amortized over their expected useful lives.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2007 and 2006
(Unaudited)

10.    Canadian and United States generally accepted accounting policy differences (continued):

(iii) Loss per common share has been calculated using the weighted average number of common shares outstanding during the period. The potential effect of share options and share purchase warrants is not dilutive to the loss per common share.

(c)  Consolidated statement of changes in shareholders' equity:

United States GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each year a statement of income is presented. Shareholders' equity under United States GAAP is as follows:

			Deficit
			accumulated
			during the	Additional
			development	paid-in
	Warrants	Share capital	stage	capital	Total
Total shareholders' equity under United States GAAP, June 30, 2006	$4,597,988	$172,771,543	$(90,933,373)	$2,183,380	$88,619,538
Exercise of warrants	(44,680)	134,055	-	-	89,375
Exercise of options	-	15,555	-	(4,323)	11,232
Stock-based compensation	-	-	-	1,433,550	1,433,550
Loss for the period	-	-	(26,180,981)	-	(26,180,981)
Total shareholders' equity under United States GAAP, March 31, 2007	4,553,308	172,921,153	(117,114,354)	3,612,607	63,972,714
Stock-based compensation expense	-	-	(1,818,334)	1,761,112	(57,222)
In-process research and development acquired	-	-	7,348,185	-	7,348,185
Amortization of in-process research and development acquired	-	-	(1,962,400)	-	(1,962,400)
Total shareholders' equity under Canadian GAAP, March 31, 2007	$4,553,308	$172,921,153	$(113,546,903)	$5,373,719	$69,301,277

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2007 and 2006
(Unaudited)

10.    Canadian and United States generally accepted accounting policy differences (continued):

			Deficit
			accumulated
			during the	Additional
			development	paid-in
	Warrants	Share capital	stage	capital	Total
Total shareholders' equity under United States GAAP, June 30, 2005	$5,313,283	$87,487,802	$(64,581,701)	$29,816	$28,249,200
Issued in exchange for license patents	-	100,000	-	-	100,000
Issued on warrants	(449,118)	3,602,368	-	-	3,153,250
Released from escrow, Delex acquisition	-	1,464,284	-	-	1,464,284
Issued of options	-	1,158,821	-	(390,464)	768,357
Net proceeds from financing	-	42,622,618	-	-	42,622,618
Stock-based compensation	-	-	-	1,195,417	1,195,417
Loss for the period	-	-	(18,034,815)	-	(18,034,815)
Total shareholders' equity under United States GAAP, March 31, 2006	4,864,165	136,435,893	(82,616,516)	834,769	59,518,311
Stock-based compensation expense prior to July 1, 2005	-	-	(1,818,334)	1,761,112	(57,222)
In-process research and development acquired	-	-	7,348,185	-	7,348,185
Amortization of in-process research and development acquired	-	-	(897,846)	-	(897,846)
Total shareholders' equity under Canadian GAAP, March 31, 2006	$4,864,165	$136,435,893	$(77,984,511)	$2,595,881	$65,911,428

United States GAAP requires the disclosures of a consolidated statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with shareholders. There have been no material transactions that would have been included in comprehensive income had the statements been prepared in accordance with United States GAAP.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2007 and 2006
(Unaudited)

10.    Canadian and United States generally accepted accounting policy differences (continued):

(d) Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs. United States GAAP requires such amounts to be accounted for as a reduction of income tax expense. There is no impact on loss for the period as a result of this GAAP difference.

(e) Recently issued accounting pronouncements:

In June 2006 the FASB approved FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes. It also requires additional financial statement disclosures about uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.

In September 2006 the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 108, Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year's financial statements are materially misstated. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The Company will adopt SAB No. 108 as of June 30, 2007 under United States GAAP. The Company does not expect the adoption of SAB No. 108 to have a material impact on the consolidated financial position, results of operations and cash flows.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2007 and 2006
(Unaudited)

10.    Canadian and United States generally accepted accounting policy differences (continued):

In September 2006 the FASB issued FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years, specifically July 1, 2008 for the Company. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on the consolidated financial position, results of operations and cash flows.

In September 2006 the FASB issued FASB Statement No. 158 ("SFAS 158"), Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132R[2]. SFAS 158 requires an employer to recognize in its statement of financial position the overfunded or underfunded status of a defined benefit post-retirement plan measured as the difference between the fair value of plan assets and the benefit obligation. Employers must also recognize as a component of other comprehensive income, net of tax, the actuarial and experience gains and losses and the prior service costs and credits. The Statement is effective for public entities for fiscal years ending after December 15, 2006. The Company does not expect the adoption if SFAS 158 to have an impact on its consolidated financial position, results of operations or cash flows.

In February 2007 the FASB issued FASB Statement No. 159 ("SFAS 159"), The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis. SFAS 159 applies to all reporting entities, including not-for-profit organizations, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election. SFAS 159 is effective as of the beginning of an entity's first year that begins after November 15, 2007. Early adoption is permitted subject to certain conditions; however an early adopter must also adopt FASB Statement No. 157 at the same time. The Company does not expect the adoption of SFAS 159 to have an impact on its consolidated financial position, results of operations or cash flows.